SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                             --------------------

                                SCHEDULE 14D-9

                                (Rule 14d-101)

         SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                             --------------------

                             HARTMARX CORPORATION
                           (Name of Subject Company)
                             HARTMARX CORPORATION
                     (Name of Person(s) Filing Statement)
                             --------------------

                    Common Stock, par value $2.50 per share
                        (Title of Class of Securities)
                             --------------------

                                   417119104
                     (CUSIP Number of Class of Securities)
                             --------------------

                               Taras R. Proczko
                Vice President, Corporate Counsel and Secretary
                              Hartmarx Corporation
                              101 N. Wacker Drive
                            Chicago, Illinois 60606
                           Telephone: (312) 357-5321
                 (Name, address and telephone number of person
           authorized to receive notice and communication on behalf
                      of the person(s) filing statement).
                             --------------------

                                With a copy to:

                            Charles W. Mulaney, Jr.
                Skadden, Arps, Slate, Meagher & Flom (Illinois)
                             333 West Wacker Drive
                            Chicago, Illinois 60606
                                (312) 407-0700



 [X] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.




         CHICAGO, August 14, 2001 - - - Hartmarx Corporation (NYSE: HMX) today confirmed that it has received a proposal from The Lincoln Company LLC, an investor group, to acquire all of the Company's outstanding common stock at $4.50 per share. The proposal is subject to several conditions, including due diligence.

         Mr. Hand stated, "The letter from The Lincoln Company LLC has been referred to the Board of Directors for its consideration, and we are mindful of acting in the best interest of our shareholders. Beyond that, the Company has no further comment."

         Hartmarx produces and markets business, casual and golf apparel products under its own brands including Hart Schaffner & Marx, Hickey-Freeman, Palm Beach, Coppley, Cambridge, Keithmoor, Racquet Club, Naturalife, Pusser's of the West Indies, Royal, Brannoch, Riserva, Sansabelt, Barrie Pace, and Hawksley & Wight. In addition, the Company has certain exclusive rights under licensing agreements to market selected products under a number of premier brands such as Austin Reed, Tommy Hilfiger, Kenneth Cole, Burberry men's tailored clothing, Ted Baker, Pringle of Scotland, Bobby Jones, Jack Nicklaus, Claiborne, Evan-Picone, Pierre Cardin, Perry Ellis, KM by Krizia, and Daniel Hechter. The Company's broad range of distribution channels includes fine specialty and leading department stores, value-oriented retailers and direct mail catalogs.

THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY. IT DOES NOT CONSTITUTE A SOLICITATION/RECOMMENDATION STATEMENT UNDER THE RULES AND REGULATIONS OF THE SEC. HARTMARX' STOCKHOLDERS WILL BE ABLE TO OBTAIN SUCH SOLICITATION/RECOMMENDATION STATEMENT FOR FREE WHEN IT BECOMES AVAILABLE AT THE SEC'S WEB SITE AT WWW.SEC.GOV. HARTMARX URGES ITS STOCKHOLDERS TO CAREFULLY REVIEW ANY SUCH SOLICITATION/RECOMMENDATION STATEMENT PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO SUCH PROPOSAL.